Simpson Thacher & Bartlett

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Direct Dial Number	E-mail Address
(852) 2514-7650	clin@stblaw.com

August 28, 2019

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Tree Holdings Limited
Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Phoenix Tree Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”). The ADSs are expected to be listed on the New York Stock Exchange or NASDAQ.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of and for the years ended December 31, 2017 and 2018, and unaudited consolidated financial statements as of June 30, 2019 and for each of the six-month periods ended June 30, 2018 and 2019.

DANIEL FERTIG  ADAM C. FURBER  IAN C. HO  ANTHONY D. KING  CELIA C.L. LAM  CHRIS K.H. LIN  JIN HYUK PARK  KATHRYN KING SUDOL  CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK  BEIJING  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  SEOUL  TOKYO  WASHINGTON, D.C.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain exhibit required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

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If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Questions pertaining to auditing matters may also be directed to Allen Lu at +86-10-8508-7805 (work) or allen.lu@kpmg.com (email) of KPMG Huazhen LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Phoenix Tree Holdings Limited
Derek Boyang Shen, Chairman
Jing Gao, Chief Executive Officer and Director
Yan Cui, President and Director
Jason Zheng Zhang, Chief Financial Officer

Simpson Thacher & Bartlett
Daniel Fertig
Yi Gao

Latham & Watkins LLP
Benjamin Su
Daying Zhang

KPMG Huazhen LLP
Allen Lu
Enid Yang